                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      ------------------------------------

                         COMMISSION FILE NUMBER 0-20842
                         ------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PLATO Learning, Inc.
                           10801 Nesbitt Avenue South
                              Bloomington, MN 55437

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001



                                                                                 PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS......................................................1

FINANCIAL STATEMENTS

Statement of Assets Available for Plan Benefits........................................2

Statement of Changes in Assets Available for Plan Benefits.............................3

Notes to Financial Statements.......................................................4--8

SUPPLEMENTAL SCHEDULE

Schedule I:     Schedule of Assets (Held at End of Year)...............................9



Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


   To the Participants and Administrator of the PLATO Learning, Inc. Savings/Retirement Plan


   In our opinion, the accompanying statements of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for benefits of PLATO Learning, Inc. Saving/Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



   /s/ PricewaterhouseCoopers LLP

   June 25, 2003

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001

                                                    2002              2001

ASSETS
Investments, at fair value                     $  6,697,508     $   7,690,550
Participant contribution receivable                  34,501                 -
Employer contribution receivable                     16,319           186,659
                                               ------------     -------------
Assets available for plan benefits             $  6,748,328     $   7,877,209
                                               ============     =============




   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002


INVESTMENT LOSS
Net depreciation in fair value of investments         $(2,107,046)
Interest and dividend income                              105,708
                                                      -----------
           Total investment loss                       (2,001,338)
                                                      -----------
CONTRIBUTIONS
Participant                                             1,637,730
Employer                                                  301,067
                                                      -----------
           Total contributions                          1,938,797
                                                      -----------
DEDUCTIONS
Benefits paid to participants                          (1,065,627)
Administration expenses                                      (713)
                                                      -----------
           Total deductions                            (1,066,340)
                                                      -----------
           Net decrease                                (1,128,881)

ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year                                       7,877,209
                                                      -----------
End of year                                           $ 6,748,328
                                                      ===========





   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


1.     DESCRIPTION OF PLAN

       The following description of the PLATO Learning, Inc. (the "Company") Savings/Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       Effective January 2, 2003, the Company transferred the recordkeeping functions of the Plan to Administrative Management Group, Inc., and the trustee function of the Plan to Wilmington Trust Company.

       Effective January 2, 2003, the Company terminated their other two existing 401(k) plans (NetSchools Corporation 401(k) Plan and Department of Defense 401(k) Plan) and the account balances of $1,060,795 and $46,108, respectively, were transferred to the Plan pursuant to the terms of the Plan.

       GENERAL
       The Plan is a contributory defined contribution plan covering all eligible employees of the Company. Employees of the Company must complete 90 days of service to be eligible to participate in the Plan. There is no age requirement to participate in the Plan. The Company utilizes Scudder Trust Company ("Scudder") as the Plan's investment manager, asset custodian and recordkeeper.

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       CONTRIBUTIONS
       Participants may contribute up to 20 percent of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service limitations. The Company appropriately adopted the provisions of the Economic Growth and Tax Relief Reconciliation Act in 2002. These provisions increase the contribution limits for participants who are at least age 50.

       The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. In 2002, the discretionary contribution was a per pay period match totaling 50 percent of up to 4 percent of participant contributions, with a cap of $4,000 in total employer contributions per participant.

       PARTICIPANT ACCOUNTS
       Individual participant accounts are maintained by Scudder. Each participant's account is credited with the participant's contribution, Plan earnings or loss and an allocation of the Company's contribution. Allocations are based on participant earnings and account balances, as defined.

       VESTING
       Participants are immediately vested in their contributions and actual earnings thereon.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



       Participants vest in their Company contribution account based on the following schedule:


                                                                     VESTED
       YEARS OF SERVICE                                            PERCENTAGE

       Less than 1 year                                                0
       1 year but less than 2                                         20
       2 years but less than 3                                        40
       3 years but less than 4                                        60
       4 years but less than 5                                        80
       5 years or more                                               100

       A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

       Forfeitures are used to reduce future contributions made by the Company. There were approximately $2,000 in forfeitures during 2002.

       BENEFIT PAYMENTS
       On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       LOANS
       Participants may borrow from their fund accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms are generally five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. At December 31, 2002 and 2001, participant notes receivable totaled $103,942 and $75,576, respectively, with interest rates of 7 percent and were due at various dates through April 2007.

       INVESTMENT OPTIONS
       The Plan offers 12 investment options: 9 mutual funds, 2 common and collective trust funds and a Company stock fund. Pursuant to the plan agreement, a maximum of 30 percent of a participant's account balance can be allocated to Company stock. Plan participants direct the investment of their accounts among these 12 options.

       TRUSTEES
       The trustees of the Plan as of December 31, 2002, were John Buske, Nancy Hanna and Greg Melsen, officers of the Company, and Nancy Haugen, human resources representative.

       PLAN TERMINATION
       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

       BASIS OF ACCOUNTING
       The accompanying financial statements have been prepared using the accrual basis of accounting.

       VALUATION OF INVESTMENTS AND INCOME RECOGNITION
       The Plan's investments are stated at fair value except for the Stable Value Fund, which is a benefit-responsive investment contract that is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the asset value of shares held by the Plan as of year end. Unrealized gains and losses are determined for assets held at the end of the plan year based upon the change in their respective fair values during the year.

       The contract value of the benefit-response investment represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of year end. The average yield and crediting interest rates were approximately 5.22 percent for 2002.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

       ADMINISTRATIVE EXPENSES
       Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

       PAYMENT OF BENEFITS
       Benefits payments are recorded upon distribution.

       USE OF ESTIMATES
       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment fund options. Investment securities are exposed to various risk factors, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Plan Benefits.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


3.     INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's assets as of December 31, 2002 and 2001:


                                                                            2002              2001

       MUTUAL FUNDS
       American Century Ultra Fund, 46,299 and 39,536 shares
       in 2002 and 2001, respectively                                 $     980,617     $   1,092,779
       Scudder Global Discovery Fund, 30,716 and 26,302 shares
       in 2002 and 2001, respectively                                       575,308           616,248
       Scudder Large Company Value Fund, 49,076 and 44,399
       shares in 2002 and 2001, respectively                                899,068           993,652
       Scudder Growth and Income Fund, 64,840 and 56,943 shares
       in 2002 and 2001, respectively                                     1,036,135         1,199,226
       Scudder International Fund, 16,213 and 14,526 shares in
       2002 and 2001, respectively                                          492,221           532,541
       Scudder Pathway Moderate Portfolio, 44,389 and 31,528
       shares in 2002 and 2001, respectively                                405,720           335,774
       Scudder Income Fund, 46,174 and 29,301 shares in 2002
       and 2001, respectively                                               591,030           366,853

       COMMON COLLECTIVE TRUST FUND
       Scudder Stable Value Fund, 534,557 and 914,284 shares
       in 2002 and 2001, respectively                                       534,557           914,284

       COMPANY STOCK
       PLATO Learning, Inc. stock, 90,320 and 79,354 shares
       in 2002 and 2001, respectively                                       536,501         1,318,069

       OTHER                                                                646,351           321,124
                                                                      -------------     -------------
                                                                      $   6,697,508     $   7,690,550
                                                                      =============     =============



       During 2002, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $2,107,046 as follows:

       Mutual funds                                   $ (1,198,948)
       Common/collective trust funds                       (41,033)
       Company stock                                      (867,065)
                                                      -------------
                                                      $ (2,107,046)
                                                      =============

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

       Scudder is authorized under contract provisions and by ERISA regulations providing an administrative or statutory exemption, to invest in securities under its control. For the year ended December 31, 2002, such purchases and sales were $8,212,877 and $6,494,769, respectively.


5.     TAX STATUS

       The Plan is a prototype plan and the Internal Revenue Service has determined and informed the Trustee by letter dated January 12, 1996, that the prototype plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of this letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.     COMPLIANCE MATTERS

       Subsequent to December 31, 2002, the Company determined that employer matching contributions in the amount of $8,396 were not accurately calculated for certain payroll transactions during 2002. The Company is taking remedial actions in 2003 to correct the matter. As of December 31, 2002, the employer contribution receivable includes $8,302 of employer matching contributions relating to these transactions, which, along with any unallocated earnings, will be contributed to the Plan in 2003.

       Subsequent to December 31, 2002, the Company determined that participants were allowed to contribute certain compensation that did not meet the Plan's definition of Eligible Compensation. The Company is taking remedial actions in 2003 under the Department of Labor Voluntary Compliance Program to correct the matter through retroactive amendment to the Plan's definition of Eligible Compensation whereby the definition will be expanded to include all such compensation contributed by participants.

       SUPPLEMENTAL SCHEDULE
       SCHEDULE I: SCHEDULE OF ASSETS (HELD AT END OF YEAR)


       (A)             (B)                                (C)                          (D)            (E)
                                               DESCRIPTION OF INVESTMENT,
                IDENTITY OF ISSUE,             INCLUDING MATURITY DATE,                             FAIR OR
                BORROWER, LESSOR             RATE OF INTEREST, COLLATERAL,                         CONTRACT
                OR SIMILAR PARTY                 PAR OR MATURITY DATE                COST **         VALUE


       *     Scudder Trust Company        21st Century Fund                                      $   109,505
       *     Scudder Trust Company        Development Fund                                            40,885
       *     Scudder Trust Company        Income Fund                                                591,030
       *     Scudder Trust Company        Growth and Income Fund                                   1,036,135
       *     Scudder Trust Company        Large Company Value Fund                                   899,068
       *     Scudder Trust Company        Global Discovery Fund                                      575,308
       *     Scudder Trust Company        International Fund                                         492,221
       *     Scudder Trust Company        Pathway Moderate Portfolio                                 405,720
             American Century             Ultra Fund                                                 980,617
       *     Scudder Trust Company        Stable Value Fund                                          534,557
       *     Scudder Trust Company        Stock Index Fund                                           179,652
       *     Scudder Trust Company        Global Fund                                                    471
       *     Scudder Trust Company        Cash Income Fund                                               191
       *     Scudder Trust Company        Dreman High Return Fund A                                  211,705
       *     PLATO Learning, Inc.         Common Stock                                               536,501
       *     Participant Loans            Interest rate at 7 percent, due at
                                           various dates through April 2007                          103,942
                                                                                                 -----------
                                                                                                 $ 6,697,508
                                                                                                 ===========


       *     Denoted party in interest.

       ** Cost information no longer required as all investments are participant-directed.

                                  EXHIBIT INDEX

       23    Consent of Independent Accountants

       99 Certification Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 30, 2003.

                                   PLATO Learning, Inc. Savings/Retirement Plan

                                   By:   /s/ Gregory J. Melsen
                                         ---------------------
                                         Trustee